Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

August 8, 2011

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda B. Stirling

RE:	FlexSharesSM Trust

Registration Statement File Nos. 333-173967 and 811-22555

Dear Ms. Stirling:

The following responds to your letter dated May 31, 2011 in connection with your review of the FlexShares Trust (the “Trust”) registration statement (“Registration Statement”) on Form N-1A referenced above. The changes to Registrant’s disclosure will be reflected in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement.

PROSPECTUS

1. Comment: For each series of the Trust, the principal risks disclosure includes nondiversification risk. Please link this risk back to each series’ principal investment strategies. Also, please supplementally describe the characteristics of the underlying indices that would make each series non-diversified (i.e., are there a limited number of constituent securities?).

Response: The Trust has added disclosure to the “Summary Section — Principal Investment Strategies” section for each Fund that it is a non-diversified fund.

There are no specific characteristics of the underlying indices that would make each series non-diversified. However, as neither the Registrant nor its investment adviser has control over the composition of the underlying indices, each Fund is classified as non-diversified.

2. Comment: In the “Summary Section — Tax Information” and in the section entitled “Tax Considerations” found later in the prospectus, please disclose that distributions may be taxable upon withdrawal from tax-deferred accounts.

Response: The Trust has added such disclosure in the “Summary Section — Tax Information” for each Fund and in the section entitled “Tax Considerations.”

3. Comment: In the principal investment strategy disclosure for the World ex-US Core Equity Portfolio Fund, if the Fund intends to invest in emerging markets, please add appropriate disclosure and disclose the attendant risks.

Response: The Trust has removed all disclosure regarding the World ex-US Core Equity Portfolio Fund from the Registration Statement.

4. Comment: In the principal investment strategy disclosure for the World ex-US Core Equity Portfolio Fund and the Emerging Markets Core Equity Portfolio Fund, please disclose that the Fund will invest in securities issued by companies in at least three different countries.

Response: The Trust has removed all disclosure regarding the World ex-US Core Equity Portfolio Fund and the Emerging Markets Core Equity Portfolio from the Registration Statement.

5. Comment: In the principal investment strategy disclosure for the Natural Resources Portfolio Fund, please define what is meant by the term “natural resources.”

Response: The Trust has renamed the Natural Resources Portfolio Fund to “Morningstar Global Upstream Natural Resources Index Fund.” Accordingly, the Trust has added the following disclosure to the “Summary Section — Principal Investment Strategies” section for the Morningstar Global Upstream Natural Resources Index Fund:

The companies included in the Underlying Index have significant business operations in the ownership, management and/or production of natural resources in energy, agriculture, precious or industrial metals, timber and water resources sectors, as determined by the Index Provider pursuant to its index methodology

6. Comment: In the principal risks disclosure for the Natural Resources Portfolio Fund, please link “commodities risk” to the fund’s investment strategies and disclose the risks specific to the natural resource industry.

Response: The Trust has revised the Commodities Risk and Natural Resources Industry Risk disclosures in the “Summary Section – Principal Investment Strategies” as follows:

COMMODITIES RISK is the risk that companies engaged in commodities-related industries, such as natural resources, are especially affected by fluctuations in the value of those commodities (that may be due to market events or regulatory developments) and these companies may lack the resources and the broad business lines to weather market downturns. This risk is exacerbated for those natural resources companies that own the underlying commodity.

GLOBAL NATURAL RESOURCE INDUSTRY RISK is the risk that the Fund is subject to the risks associated with investment in the global natural resources sector in addition to the general risk of the stock market. These risks include, but are not limited to, commodity price volatility, world economic growth, depletion of natural resources, technological progress, and government regulations and special risks associated with natural or man-made disasters. As the demand for, or prices of, natural resources increase, the value of the Fund’s equity investments generally would be expected to also increase. Conversely, declines in the demand for, or prices of, natural resources generally would be expected to contribute to declines in the value of such equity securities. Such declines may occur quickly and without warning and may negatively impact the value of the Fund and your investment.

7. Comment: In the principal investment strategies disclosure for the US TIPS Portfolio Fund, the prospectus states,” TIPS are securities issued by the U.S. Treasury that are designed to provide inflation protection to investors.” Please revise the disclosure to further define TIPS.

Response: The Trust has renamed the US TIPS Portfolio Fund to “3-Year Target Duration TIPS Index Fund,” and added the 5-Year Target Duration TIPS Index Fund and the 7-Year Duration TIPS Index Fund (the “TIPS Funds”) to the registration statement. Accordingly, the Trust has added the following disclosure to the “Summary Section — Principal Investment Strategies” section for each of those Funds:

TIPS’ principal and interest payments are linked to an official inflation measure (as measured by the Consumer Price Index, or CPI) and the payments are supported by the full faith and credit of the United States.

8. Comment: Please explain supplementally why the fund’s industry concentration policy for the US TIPS Portfolio Fund is appropriate for a fund investing primarily in “inflation protected public obligations of the U.S. Treasury.” Likewise, please explain supplementally why principal risks of this fund include concentration risk, credit risk and issuer risk.

Response: The TIPS Funds do not have a policy to concentrate in any particular industry, and concentration risk, credit risk and issuer risk are not principal risks of these Funds. Accordingly, the Trust has removed disclosure regarding the industry concentration policy and concentration, credit and issuer risks from the “Summary Section – Principal Risks” section for these Funds.

9. Comment: Under the heading “Additional Fund Information,” please disclose how tracking accuracy will be monitored and what steps will be taken if tracking accuracy is not maintained.

Response: The Trust has added following disclosure to the section entitled “Additional Fund Information”:

Tracking variance is monitored by the Investment Adviser at least quarterly by comparing the performance of the Underlying Index to the performance of the Fund. In the event the performance of a Fund is not comparable to the performance of its Underlying Index, the Board of Trustees of the Trust will evaluate the reasons for the deviation and the availability of corrective measures.

10. Comment: Under the heading “Additional Fund Information,” please disclose that shareholders will receive at least 60 days notice if a fund’s investment objective and/or its respective underlying index is changed without shareholder approval.

Response: The Trust has added such disclosure to the section entitled “Additional Fund Information.”

11. Comment: The prospectus states that the funds may use derivative contracts to implement elements of its investment strategy. The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response: The Trust has reviewed the disclosure in the registration statement regarding the use and risks of derivatives and has made changes relevant changes to the disclosure.

12. Comment: Please provide supplementally the basis for charging creation fees, both standard and variable. See Rule 22c-1. In addition, please confirm supplementally whether the standard and variable redemption fees together will total less than 2 percent of the cash amount. See Rule 22c-2.

Response: Standard purchase and redemption transaction fees in connection with purchases and redemptions of creation units of a Fund are payable to the Fund, and are imposed to compensate the Fund for the transfer and other transaction costs incurred by the Fund. As a result, the Fund’s current shareholders are not penalized by the transaction expenses and the Fund does not need to maintain the cash to pay for such expenses. Purchases and redemptions of Creation Units for cash are subject to an additional variable charge payable to a Fund to compensate the Fund for brokerage and market impact expenses relating to the Fund’s purchasing of portfolios securities. The purchase and redemption transaction fees for in-kind purchases and redemptions and cash purchases and redemptions (when available) will be disclosed in the Trust’s Statement of Additional Information.

In all cases, such transaction fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities. Rule 22c-1 requires registered investment companies to sell, redeem, or repurchase their securities only at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. The Trust will sell, redeem, or repurchase its securities only at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. Currently Rule 22c-2 limits redemption fees to no more than two percent of the value of shares redeemed. The Trust intends to limit the redemption standard and variable transaction fees for each Fund accordingly.

STATEMENT OF ADDITIONAL INFORMATION

13. Comment: Please add the term “non-diversified” to the statement that “The Trust is an open-end management investment company * * * .” found in the section entitled “General Description of the Trust and Its Funds.”

Response: The Trust has revised the disclosure accordingly in response to this comment.

14. Comment: Please remove the word “physical” from the fund’s fundamental investment restriction regarding commodities.

Response: The Trust respectfully declines to make this revision.

15. Comment: Under the heading “Investment Adviser,” please clarify the relationship between the adviser and the Northern Trust Company. See Item 19(a)(1) of Form N-1A.

Response: The Trust has added that the adviser is a subsidiary of The Northern Trust Company in the section entitled “Investment Adviser.”

16. Comment: Under the heading “Investment Adviser,” the disclosure states that “The Advisory Agreement has been approved by the Board of Trustees, including the ‘non-interested’ Trustees, and the initial shareholder of each Fund.” Under the heading “Disclosure of Securities Ownership,” however, the disclosure states that “As of the date of this SAI, no shares of the Funds were outstanding * * *.” Please reconcile these two statements regarding share ownership.

Response: The Trust has modified the disclosure under the heading “Investment Adviser” as follows:

The Advisory Agreement has been approved by the Board of Trustees, including the “non-interested” Trustees, and the initial shareholder of each Fund prior to the initial offering of shares of the Fund.

The Trust has also modified the disclosure under the “Disclosure of Securities Ownership” as follows:

As of the date of this SAI, no portfolio manager owned shares of any Fund.

GENERAL

17. Comment: Please disclose supplementally the principal exchange on which the funds intend to be traded and whether the funds expect to meet the generic listing standards of that exchange.

Response: The Trust expects that the Funds’ primary listing exchange will be the NYSE Arca, Inc., and expects that each Fund will meet the generic listing standards of NYSE Arca, Inc.

18. Comment: We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

Response: The Trust understands that there may be additional comments on disclosures made in response to the letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

19. Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The adviser and the Trust submitted on August 2, 2011 a Second Amended and Restated Application for an Order to Supersede a prior order under (i) Section 6(c) of the Act of for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act (See NETS Trust, et al., Investment Company Act Rel. Nos. 28166 (Feb. 25, 2008) (notice) and 28195 (March 17, 2008) (order)). The Second Amended and Restated Application is currently under review with the Commission.

The adviser and the Trust do not expect to submit a no-action request in connection with the registration statement.

20. Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

Response: The Trust has provided this letter in connection with the filing of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act of 1933.

* * *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1167, or in my absence, Diana E. McCarthy at (215) 988-1146.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Craig R. Carberry, Esq.

Peter K. Ewing

Diana E. McCarthy, Esq.